UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       U.S. Mutual Financial Corporation
                                (NAME OF ISSUER)

                         Common Stock, $1.00 par value
                         (TITLE OF CLASS OF SECURITIES)

                                  912 225 208
                                 (CUSIP NUMBER)

                    Stephen Lange Ranzini, 959 Maiden Lane,
                    Ann Arbor, Michigan 48105 (734) 741-5858
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                               December 11, 2003
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SectionSection240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1      NAME OF REPORTING PERSON                        LYRE, LLC
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  /X/
       (See Instructions)                               (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                       WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       Michigan
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                 801,840
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                  -0-
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                          801,840
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                             -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                          801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT               / /
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                       17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        (See Instructions)                             OO
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                           CCG Partners, LLC

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            Michigan
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO
-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON                             Clifton S. Crockatt

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES                                                       150,000
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                               150,000
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON                          951,840

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               21.1%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                               Dennis M. Agresta

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                       12,575
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                12,575
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               814,415
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               18.0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN

1      NAME OF REPORTING PERSON                 Stephen Lange Ranzini
                                                Individual Retirement Account
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO

1      NAME OF REPORTING PERSON                           Stephen Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN

1      NAME OF REPORTING PERSON                           Newco Bancorp Inc.

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            Canada
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      CO

1      NAME OF REPORTING PERSON                           Mildred Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               PF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                           Dr. Angela Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               PF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON               Doctors Caulkins, McKibbin
                                              and Ranzini, Inc. Profit Sharing
                                              Plan f/b/o Joseph L. Ranzini
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO

1      NAME OF REPORTING PERSON                        Dr. Joseph Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               PF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                          Clare Children's Trust

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON]
       (See Instructions)                                      OO
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                         Catherine Ranzini Clare

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    801,840
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                     0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  801,840
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               801,840
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO
-------------------------------------------------------------------------------

ITEM 1.SECURITY AND ISSUER.

     This Joint Statement (the "Statement") on Schedule 13D is filed in relation to the Common Stock, $1.00 par value ("Common Stock") of U.S. Mutual Financial Corporation, a Michigan corporation (the "Corporation"). The Corporation's principal executive office address is 3220 Coolidge, Berkeley, Michigan 48072.

ITEM 2.IDENTITY AND BACKGROUND.

     (a)This Statement is jointly filed by:

     *LYRE, LLC ("LYRE"),  a Michigan limited  liability company that is managed by its members as listed below;
     *CCG Partners, LLC ("CCG"), a Michigan limited liability company that is a member of LYRE, the managing members of which are Clifton S. Crockatt and Dennis Agresta;
     *Clifton S.  Crockatt,  a managing  member of CCG;
     *Dennis  M.  Agresta,  a managing  member of CCG;
     *Stephen  Lange  Ranzini Individual Retirement Account("IRA #1"), a member of LYRE;
     *Stephen Lange Ranzini, a member of LYRE and the beneficiary of IRA #1; *Newco Bancorp Inc. ("Newco"), a member of LYRE;
     *Mildred Lange Ranzini, a member of LYRE;
     *Dr. Angela Ranzini, a member of LYRE;
     *Doctors  Caulkins,  McKibbin,  & Ranzini,  Inc. Profit Sharing Plan f/b/o
      Joseph L. Ranzini ("IRA #2"), a member of LYRE;
     *Dr. Joseph Lange Ranzini, the beneficiary of IRA #2;
     *Clare Children's Trust (the "Trust"),  of which Catherine Ranzini Clare is the sole trustee, a member of LYRE; and
     *Catherine Ranzini Clare, the sole trustee of the Trust.  Catherine Ranzini
      Clare's three children, Holly Clare, Meghan Clare, and Michael Clare are the one-fourth, one-fourth, and one-half primary beneficiaries, respectively, of the Trust.

     (b)-(c) The business address of LYRE is 3220 Coolidge, Berkeley, Michigan 48072. LYRE is a limited liability company organized under the laws of the State of Michigan. LYRE was formed to acquire shares of the Corporation and engages in no active business other than investment of its assets.

     The business address of CCG is 3220 Coolidge, Berkeley, Michigan 48072. CCG is a management consulting and advisory firm and is a Michigan limited liability company.

     The business address of Clifton S. Crockatt is 3220 Coolidge, Berkeley, Michigan 48072. Mr. Crockatt is a management consultant and financial advisor and is a managing member of CCG. Mr. Crockatt also is the President, Chief Executive Officer, Secretary, and a director of the Corporation.

     The business address of Dennis M. Agresta is 3220 Coolidge, Berkeley, Michigan 48072. Mr. Agresta is an accountant, management consultant, and financial advisor and is a managing member of CCG.

Mr. Agresta also is the Senior Vice President - Finance and Treasurer of the Corporation.

     The business address of IRA #1 and Stephen Lange Ranzini is 959 Maiden Lane, Ann Arbor, Michigan 48105. Mr. Ranzini is a director, President and Chief Executive Officer of University Bancorp, Inc. He is a director of Newco. He is the son of Mildred Lange Ranzini and the brother of Dr. Angela Ranzini, Catherine Ranzini Clare, and Dr. Joseph Lange Ranzini.

     The business address of Newco Bancorp, Inc. is 40 Holly Street, Suite 202, Toronto, Ontario, M4S 3C3, Canada. Newco is an investment company incorporated in Ontario, Canada and is not otherwise actively involved in business. Newco has granted to Stephen Lange Ranzini an irrevocable Special Power of Attorney to act on behalf of Newco with respect to its investment in the Corporation's Common Stock. See Item 5.

     Mildred Lange Ranzini's residence is at 43 Sweetwater Drive, Belle Mead, New Jersey 08502. Ms. Ranzini is retired and is not actively involved in business other than as an investor. Ms. Ranzini is the mother of Dr. Angela Ranzini, Catherine Ranzini Clare, Dr. Joseph Lange Ranzini, and Stephen Lange Ranzini.

     Dr. Angela Ranzini's residence is at 21 Williamsburg Court, Skillman, New Jersey 08538. Dr. Ranzini is a high-risk pregnancy specialist at St. Peter's Hospital in New Brunswick, New Jersey. Dr. Ranzini is the daughter of Mildred Lange Ranzini and the sister of Catherine Ranzini Clare, Dr. Joseph Lange Ranzini, and Stephen Lange Ranzini.

     The business address of IRA #2 and Dr. Joseph Lange Ranzini is at 70 Medical Center Drive, Suite 308, Fishersville, Virginia 22939. Dr. Ranzini is a surgeon and partner in Drs. Caulkins, McKibbin and Ranzini, Inc. Dr. Ranzini is the son of Mildred Lange Ranzini and the brother of Catherine Ranzini Clare, Dr. Angela Ranzini, and Stephen Lange Ranzini.

     The business address of the Trust is at 959 Maiden Lane, Ann Arbor, Michigan 48105. The Trust, which is domiciled in New Jersey, was formed for the benefit of the children of Catherine Ranzini Clare and engages in no active business other than investment of Trust assets.

     Catherine Ranzini Clare's residence is at 25 Charleston Drive, Skillman, New Jersey 08538. Ms. Clare is a research assistant at Radpharm, a drug research firm in Princeton, New Jersey. Ms. Clare is the daughter of Mildred Lange Ranzini and the sister of Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, and Stephen Lange Ranzini.

     (d) During the last five years, none of LYRE, CCG, Clifton S. Crockatt, Dennis M. Agresta, IRA #1, Stephen Lange Ranzini, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare or the Trust has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

     (e) During the last five years, none of LYRE, CCG, Clifton S. Crockatt, Dennis M. Agresta, IRA #1, Stephen Lange Ranzini, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Dr. Joseph Lange

Ranzini, Catherine Ranzini Clare or the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Clifton S. Crockatt, Dennis M. Agresta, Stephen Lange Ranzini, Mildred Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, and Catherine Ranzini Clare are United States citizens.


ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 11, 2003, LYRE acquired 801,840 shares of Common Stock of the Corporation for $0.33368 per share, or a total of $267,558. The members of LYRE that funded the acquisition and the amounts in which they funded it are as follows:

     *Stephen Lange Ranzini IRA, $72,842.34;
     *Stephen Lange Ranzini, $1,434.82;
     *Newco, $99,999.89;
     *Mildred Lange Ranzini, $42,094.41;
     *Dr. Angela Ranzini, $47,883.08;
     *Dr. Joseph Lange Ranzini IRA, $800.83;
     *Clare Children's Trust, $2,502.60.

     CCG contributed to LYRE an option to acquire the 801,840 shares of Common Stock in exchange for 50% of the LLC interests of LYRE. The other members of LYRE received pro rata the following LLC interests of LYRE:

     *Stephen Lange Ranzini IRA, 13.61%;
     *Stephen Lange Ranzini, 0.27%;
     *Newco, 18.69%;
     *Mildred Lange Ranzini, 7.87%;
     *Dr. Angela Ranzini, 8.95%;
     *Dr. Joseph Lange Ranzini IRA, 0.15%;
     *Clare Children's Trust, 0.47%.

     LYRE now owns 801,840 shares of Common Stock of the Corporation (the "Shares").


ITEM 4.PURPOSE OF TRANSACTION.

     As reflected in the Corporation's Form 10-KSB for the year ended December 31, 2003, on June 18, 2003, the Corporation sold its remaining significant asset, a 59.49 acre parcel of undeveloped real estate in the Township of Chesterfield, Macomb county, Michigan (the "Real Estate"). As consideration for the sale of the Real Estate, the Corporation received aggregate net proceeds of $1,570,564, consisting of $1,120,064 in cash and a $450,500, or 26.5%, participation in a $1,700,000 promissory note secured by a second mortgage on both the Real Estate and an adjacent parcel of real estate.

     As reflected in the Corporation's Form 10-KSB for the year ended December 31, 2003, as of December 31, 2003, the Corporation had total assets of approximately $1,475,000, no material liabilities, and a tax loss carryforward for federal income tax purposes of $1,869,000. As a result of the improved financial posture of the Corporation, LYRE acquired the shares of Common Stock for investment and for the purpose of changing or influencing the control of the Corporation.

     Contemporaneous with the acquisition of the Shares by LYRE, John E. Quinlan, Jr., who together with certain members of his family sold the Shares to LYRE, resigned from the board of directors of the Corporation. Immediately thereafter, the board of directors appointed Stephen Lange Ranzini to the board. Since Clifton S. Crockatt, the President and Chief Executive Officer of the Corporation, already is a board member and the Corporation has three members of its board of directors (the third member of the board of directors is Richard J. Guziatek), LYRE now controls two-thirds of the board seats of the Corporation.

     The persons filing this Schedule 13D currently do not plan any proposal that relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D except as set forth herein. The Corporation, however, through its board of directors and officers, is actively considering various acquisition opportunities and intends to actively pursue investment opportunities. As disclosed in its Form 10-KSB for the year ended December 31, 2003, the Corporation currently is finalizing the terms of the acquisition of 100% of the stock of two companies from certain of the members of LYRE and certain other affiliates of Stephen Lange Ranzini. The reporting persons currently anticipate that the Corporation will issue 2,240,000 shares of Common Stock to the selling shareholders of the two companies and that the selling shareholders that also are members of LYRE will contribute their respective shares of Common Stock to LYRE. LYRE may dispose of some or all of the Shares, or may acquire additional securities of the Corporation, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock owned by LYRE is 801,840, representing in the aggregate 17.7% of the outstanding shares of Common Stock. Of such shares, LYRE has sole voting and dispositive power.

     Each of CCG, IRA #1, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, and the Trust, as a member of LYRE, may be deemed to beneficially own and to have shared voting and dispositive power over an aggregate of 801,840 shares of Common Stock of the Corporation, which shares represent 17.7% of the outstanding Common Stock of the Corporation. Each of CCG, IRA #1, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, and the Trust disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his, her, or its individual interest in such shares arises from his, her, or its respective interest in LYRE.

     Clifton S. Crockatt is the direct owner of 150,000 shares of the Corporation's Common Stock. Additionally, as a managing member of CCG, he may be deemed to beneficially own and to have shared voting and dispositive power over 801,840 shares of Common Stock owned by LYRE. Accordingly, Mr. Crockatt may be deemed to beneficially own in the aggregate 951,840 shares of Common Stock, or 21.1% of the Corporation's outstanding Common Stock. Mr. Crockatt disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG, as a member of LYRE.

     Dennis M. Agresta is the direct owner of 12,575 shares of the Corporation's Common Stock. Additionally, as a managing member of CCG, he may be deemed to beneficially own and to have shared voting and dispositive power over 801,840 shares of Common Stock owned by LYRE. Accordingly, Mr. Agresta may be deemed to beneficially own in the aggregate 814,415 shares of Common Stock, or 18.0% of the Corporation's outstanding Common Stock. Mr. Agresta disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG, as a member of LYRE.

     Stephen Lange Ranzini is the beneficiary of IRA #1, which is a member of LYRE, and also personally is a member of LYRE. As such, he may be deemed to beneficially own and have shared voting and dispositive power over 801,840 shares of Common Stock owned by LYRE. Mr. Ranzini also holds an irrevocable Special Power of Attorney that gives him the authority to act on behalf of Newco with respect to its investment in the Corporation's Common Stock. Accordingly, Mr. Ranzini has the right to vote Newco's membership interests of LYRE. As a result, Mr. Ranzini may be deemed to have beneficial ownership of the Shares as a result of Newco's pro rata ownership of LYRE. Mr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his individual interest in such shares arises from his role as member of LYRE, as beneficiary of IRA #1 or as a result of the Special Power of Attorney granted to him by Newco.

     Dr. Joseph Lange Ranzini is the beneficiary of IRA #2, which is a member of LYRE. As such, he may be deemed to beneficially own and have shared voting and dispositive power over 801,840 shares of Common Stock owned by LYRE. Dr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his interest in such shares arises from his role as beneficiary of IRA #2.

     Catherine Ranzini Clare is the sole trustee of the Trust. As such, she may be deemed to beneficially own and to have shared voting and dispositive power over 801,840 shares of Common Stock owned by LYRE. Ms. Clare disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that her individual interest in such shares arises from her role as trustee of the Trust.

     (c) Except for the pending transactions described in Item 4, none of the reporting persons has engaged in any transactions in shares of Common Stock since December 11, 2003.

     (d) Pursuant to the Operating Agreement of LYRE, the members of LYRE who contributed capital to form LYRE are entitled to the return of their capital on a pro rata basis before any profits are distributed to the other members. As a result, CCG will not receive any profit from its ownership of 50% of the interests of LYRE until $267,558 has been distributed to the other members.

     (e) Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant  to  LYRE's  Operating  Agreement,  the  members  of LYRE  and the affiliates of those members have agreed not to acquire shares of the Corporation's Common Stock or other capital securities without first offering LYRE a right of first refusal to purchase those shares of the Corporation on the same terms and conditions as the members have agreed to purchase those shares. The right of first refusal must be exercised by LYRE within ten days of receiving notice with a closing to occur promptly thereafter.

     Pursuant to LYRE's Operating Agreement, the members of LYRE have agreed to vote all of the Shares held by LYRE in favor of director nominees designated by CCG, on the one hand, and the members of LYRE other than CCG (the "SR Group"), on the other hand. Under this agreement, CCG and the SR Group will have the right, as between those groups, to designate an equal number of director nominees of the Corporation. As a result of this agreement, Clifton S. Crockatt currently serves as CCG's nominee to the Corporation's Board of Directors and Stephen Lange Ranzini currently serves as the SR Group's nominee to the Corporation's Board of Directors. This agreement, however, is not binding upon the Corporation or its Board of Directors and LYRE will be able to designate persons to serve on the Corporation's Board of Directors only for so long as LYRE's designees to the board are able to exert influence over the nomination process.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A Joint filing agreement of the signatories to this Statement. Exhibit B Operating Agreement of Lyre LLC
        Exhibit C  Form of Purchase Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Stephen Lange Ranzini and Clifton S. Crockatt, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Dated:  April 5, 2004      LYRE, LLC

                           By:  CCG Partners, LLC
                           Its: Managing Member

                               By: /s/Clifton S. Crockatt
                                  ---------------------------------
                                  Clifton S. Crockatt, Managing Member

Dated:  April 5, 2004      CCG Partners, LLC

                           By: /s/ Clifton S. Crockatt
                               -------------------------------------
                               Clifton S. Crockatt, Managing Member


Dated:  April 5, 2004      /s/ Clifton S. Crockatt
                           -----------------------------------------
                           Clifton S. Crockatt

Dated:  April 5, 2004      /s/ Dennis M. Agresta
                           -----------------------------------------
                           Dennis M. Agresta

Dated:  April 5, 2004      Stephen Lange Ranzini Individual
                           Retirement Account
                           /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Its:  Trustee

Dated:  April 5, 2004      /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Stephen Lange Ranzini

Dated:  April 5, 2004      Newco Bancorp Inc.

                           By: /s/ Maxwell L. Rotstein
                               -------------------------------------
                               Maxwell L. Rotstein, President

Dated:  April 5, 2004      /s/ Mildred Lange Ranzini
                           -----------------------------------------
                           Mildred Lange Ranzini

Dated:  April 5, 2004      /s/ Dr. Angela Ranzini
                           -----------------------------------------
                           Dr. Angela Ranzini

Dated:  April 5, 2004      Doctors Caulkins, McKibbin & Ranzini,
                           Inc. Profit Sharing Plan f/b/o Joseph L. Ranzini
                           By: Dr. Joseph Lange Ranzini
                           -----------------------------------------
                           Its:  Trustee

Dated:  April 5, 2004      /s/ Dr. Joseph Lange Ranzini
                           -----------------------------------------
                           Dr. Joseph Lange Ranzini

Dated:  April 5, 2004      Clare Children's Trust

                           By: /s/ Catherine Ranzini Clare
                               -------------------------------------
                               Catherine Ranzini Clare, Trustee

Dated:  April 5, 2004      /s/ Catherine Ranzini Clare
                           -----------------------------------------
                           Catherine Ranzini Clare

                                 Exhibit Index


Exhibit A Joint filing agreement of the signatories to this Statement.

Exhibit B The Operating Agreement of Lyre LLC

Exhibit C Form of Purchase Agreement

                                                                   EXHIBIT A

                             JOINT FILING AGREEMENT

     Each of the undersigned agrees that the Statement on Schedule 13D filed herewith (and any amendments thereto) relating to shares of Common Stock of U.S. Mutual Financial Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Dated as of April 5, 2004

                           LYRE, LLC

                           By:  CCG Partners, LLC
                           Its: Managing Member

                           By: /s/Clifton S. Crockatt
                           ---------------------------------
                           Clifton S. Crockatt, Managing Member

                           CCG Partners, LLC

                           By: /s/ Clifton S. Crockatt
                               -------------------------------------
                               Clifton S. Crockatt, Managing Member

                           /s/ Clifton S. Crockatt
                           -----------------------------------------
                           Clifton S. Crockatt

                           /s/ Dennis M. Agresta
                           -----------------------------------------
                           Dennis M. Agresta

                           Stephen Lange Ranzini Individual
                           Retirement Account

                           By: /s/ Stephen Lange Ranzini
                               -------------------------------------
                               Its: Trustee

                           /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Stephen Lange Ranzini

                           Newco Bancorp Inc.

                           By: /s/ Maxwell L. Rotstein
                               -------------------------------------
                               Maxwell L. Rotstein, President

                           /s/ Mildred Lange Ranzini
                           -----------------------------------------
                           Mildred Lange Ranzini

                           /s/ Dr. Angela Ranzini
                           -----------------------------------------
                           Dr. Angela Ranzini

                           Doctors Caulkins, McKibbin & Ranzini,
                           Inc. Profit Sharing Plan f/b/o Dr. Joseph L. Ranzini

                           By: /s/ Dr. Joseph Lange Ranzini
                               -------------------------------------
                               Its: Trustee

                           /s/ Dr. Joseph Lange Ranzini
                           -----------------------------------------
                           Dr. Joseph Lange Ranzini

                           Clare Children's Trust

                           By: /s/ Catherine Ranzini Clare
                               -------------------------------------
                               Catherine Ranzini Clare, Trustee

                           Catherine Ranzini Clare

                           /s/ Catherine Ranzini Clare
                           -----------------------------------------
                           Catherine Ranzini Clare

                                                                   EXHIBIT B

                        OPERATING AGREEMENT OF LYRE, LLC

     THIS OPERATING AGREEMENT is entered into as of ____________, 2003, by and among Lyre, LLC, a Michigan limited liability company, and the persons executing this Operating Agreement as members of the Company and all those who shall hereafter be admitted as members.


                                   ARTICLE I

                          DEFINITIONS AND CONSTRUCTION

Section 1.1Definitions

     Capitalized terms used in this Agreement and defined in the Recitals, if any, or the introductory paragraph to this Agreement shall have the meaning given to such terms in the Recitals or introductory paragraph. In addition, the following capitalized terms shall have the meanings respectively assigned to them in this Section.

     Act: The Michigan Limited Liability Company Act, Act 23, Public Acts of 1993 (MCL Section 450.4101 et seq.), as amended from time to time.

     Affiliate: The shareholders, members or general or limited partners of a Member, an entity over which any of the foregoing have management control, or an entity of which more than 25% of the ownership interest is owned by any one of the foregoing.

     Agreement: This Operating Agreement, as amended from time to time.

     Articles: The articles of organization of the Company filed with the Michigan Department of Consumer and Industry Services, as amended from time to time.

     Capital  Account:  The "Capital  Account" of each Member as  determined  in
Section 5.4 of this Agreement.

     Capital Contribution: The total amount of money or other property (valued as determined in Article 4 of this Agreement) contributed or agreed to be contributed, as the context requires, by each Member to the Company pursuant to the terms of this Agreement. Any reference to a Member's Capital Contribution shall include the Capital Contribution made by a predecessor holder of the interest of such

Member, unless the context requires otherwise.

     CCG: CCG Partners, LLC.

     Code: The Internal Revenue Code of 1986, as amended.

     Company: Lyre, LLC.

     Company Minimum Gain: The amount determined by computing for each partnership nonrecourse liability any gain the Company would realize if it disposed of the property subject to such liability for no consideration other than full satisfaction of the liability and by then aggregating the separately computed gains.

     Company Nonrecourse Deductions: As determined under Regulations Section 1.704-2(c).

     Distributive Share: The Members' Distributive Shares set forth in Section 6.1.

     If the Distributive Shares of any Member changes as a result of the admission of additional Members, the making of contributions to the capital of the Company or distributions to any Member(s) in reduction of their Membership interest or by any other means, such changes shall be reflected in a revised Exhibit "A" indicating such new Distributive Shares of the Members.

     Effective Date: The date of execution of the Agreement as first above written.

     Members: Those persons executing this Agreement and persons who shall be admitted as Substitute Members.

     Member Minimum Gain: The amount with respect to each Member Nonrecourse Debt equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability of the Company, determined in accordance with Regulations Section 1.704-2(i)(3).

     Member Nonrecourse Debt: Any Company liability to the extent that the liability is nonrecourse for purposes of Regulations Section 1.1001-2 and a partner or related person [as defined in Regulations Section 1.752-4(b)] bears the economic risk of loss (determined in accordance with Regulations Sections 1.704-2(b)(4) and 1.752-2).

     Nonrecourse   Deductions:   As   determined   under   Regulations   Section
1.704-2(b)(1).

     Nonrecourse Liability: As defined in Regulations Section 1.752-1(a)(2).

     Regulations: The Treasury Regulations on Income Tax, as in effect from time to time.

     SR Group: All Members excluding CCG.

     Substitute Member: A purchaser, transferee, heir, successor, distributee or other assignee of all or any part of a Member's interest in the Company who, pursuant to Article 7, shall have the right to be substituted as a Member in place of his assignor.

     Trustees: The trustees of the Ranzini Family Trust under agreement dated December 20, 1989.

     U.S. Mutual: U.S. Mutual Financial Corporation, a Michigan corporation.

Section 1.2Rules of Construction

     (a)Interpretation Consistent With Act and Regulations. All terms (whether or not capitalized) used in this Agreement and not defined in this Article shall have the meaning ascribed to such term and be construed in accordance with the Act and the Regulations, unless the context clearly requires a different interpretation.

     (b)Captions. The headings of any articles, sections or subsections, and the table of contents, if any, appended to this Agreement shall be solely for convenience of reference and shall not affect the meaning, construction or effect of the provisions of this Agreement.

     (c)Number. The singular form of any word used in this Agreement shall include the plural and vice versa.

     (d)Gender. The use in this Agreement of any word of any gender shall include correlative words of all genders.

                                   ARTICLE II

                            ESTABLISHMENT OF COMPANY

Section 2.1 Formation

     The Company has been organized as a Michigan limited liability company pursuant to the Act by the filing of Articles with the Department of Consumer and Industry Services as required by the Act.


Section 2.2 Name of Company

     The name of the Company shall be Lyre, LLC. The Company also may conduct business under one or more assumed names.

Section 2.3 Purpose

     The Company may engage in any activity for which a limited liability company may be formed under the Act. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

Section 2.4 Term

     The Company shall continue in existence for the period fixed in its Articles or until the Company shall be dissolved and its affairs wound up in accordance with this Agreement or the Act.

Section 2.5 Registered Office; Resident Agent

     The Registered Office and Resident Agent shall be as designated in the Company's Articles and any amendments to them. The Registered Office and Resident Agent, or either, may be changed from time to time. Any such change shall be in accordance with the Act. If the Resident Agent resigns, the Company promptly shall appoint a successor.

Section 2.6 Intention for Company

     The Members have formed the Company as a limited liability company under the Act. The Members intend that the Company is not a partnership (including a limited partnership), joint venture or any other venture. No Member shall be construed to be a partner in the Company or a partner of any other Member by virtue of being a

Member of this Company. The Articles and this Agreement shall not be construed otherwise.


                                  ARTICLE III

                             MANAGEMENT OF COMPANY

Section 3.1 Management Vested with Members

     The business and affairs of the Company shall be managed by the Members in proportion to their right to vote as provided in Article 4. Members holding an 80% majority of the Distributive Shares have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company, including, the power to: (a) purchase, lease or otherwise acquire any real or personal property; (b) sell, convey, mortgage, grant a security interest in, pledge, lease, exchange or otherwise dispose of encumber any real or personal property; (c) open one or more depository accounts and make deposits into and checks and withdrawals against such accounts; (d) borrow money, incur liabilities, and other obligations; (e) enter into any and all agreements and execute any and all contracts, documents and instruments; (f) engage employees and agents, define their respective duties, and establish their compensation or remuneration; (g) establish pension plans, trusts, profit sharing plans and other benefit and incentive plans for Members, employees and agents of the Company; (h) obtain insurance covering the business and affairs of the Company and its property and on the lives and well being of its Member employees and agents; (i) commence prosecute or defend any proceeding in the Company's name; and (j) participate with others in partnerships, joint ventures and other associations and strategic alliances.

Section 3.2 Standard of Care; Liability

     Every Member shall discharge his or her duties as a manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the Company. A Member shall not be liable for any monetary damages to the Company for any breach of such duties except for receipt of a financial benefit to which the Member is not entitled; voting for or assenting to a distribution to Members in violation of this Agreement or the Act; or a knowing violation of the law.

Section 3.3Reimbursement

     Members shall be entitled to reimbursement from the Company of all expenses of the Company reasonably incurred and paid for by such Member on behalf of the Company.

Section 3.4 Right of First Refusal with respect to U.S. Mutual Common Stock

     Any Member or any Affiliate of any Member who acquires shares of common stock or any other capital securities issued by U.S. Mutual shall provide the Company with a right of first refusal to acquire such shares on the same terms or substantially equivalent fair value. The Company shall exercise its right within thirty days of receiving notice of such proposed sale by the Member or Affiliate with the closing of the purchase to occur promptly thereafter. This Right of First Refusal shall be exercised and closed on terms substantially the same as Section 7.4 hereof.


                                   ARTICLE IV

                                MEETINGS; VOTING

Section 4.1 Voting

     All Members shall be entitled to vote on any matter submitted to a vote of the Members. SR Group hereby delegates the right to vote their Distributive Shares to the Trustees. The Trustees shall have the sole right to vote the Distributive Shares held by SR Group on all matters submitted to a vote of the Members, including, without limitation, the matters described in Section 4.2(b) hereof. The delegation of the voting rights to the Trustees may only be revoked by the unanimous written agreement of the Members included in the SR Group. Except for the right to vote the Distributive Shares each Member included in the SR Group shall have all the beneficial rights accorded to the Distributive Shares, including, without limitation, the right to receive distributions as provided in Section 6.3 hereof.

Section 4.2 Required Vote

     (a)Members shall be entitled to vote only in proportion to their Distributive Shares. Unless a greater vote is required by the Act, the Articles or this Agreement, any action required or permitted to be taken by a vote, shall be by a majority of the Distributive Shares of Members entitled to vote.

     (b)Notwithstanding anything contained herein to the contrary, unless there is unanimous agreement of the Members, Members shall vote their Distributive Shares to direct the Company to vote the stock or other ownership interest in a business entity held by the Company for the election to the board of directors or other governing body of the business entity of those people designated by CCG, or its successor and by the SR Group, or its successor; provided, however, CCG and the SR Group shall each only designate an equal number of candidates which in the aggregate shall not be greater than the number of people to be elected to the governing body. By way of example, the Company intends to acquire voting common stock of U.S. Mutual which has a three (3) member board of directors. CCG and the SR Group may each designate one person, an aggregate of two (2), to run for a seat on the board of directors and CCG and the SR Group shall vote their Distributive Shares to direct the Company to vote the stock it owns in U.S. Mutual equally for the two
(2) candidates designated by CCG and the SR Group.

Section 4.3 Meetings of Members

     (a)An annual meeting of Members for the transaction of such business as may properly come before the meeting shall be held at such place, on such date and such time as the Members may determine.

     (b)Special meetings of Members for any proper purpose may be called at any time by Members holding at least twenty five percent (25%) of the Distributive Shares of all Members. The Company shall deliver or mail written notice to each Member entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than sixty (60) days before the day of the Meeting. All meetings shall be presided over by a chairman so designated by the Members present at the meeting. Such meeting shall be held either at the principal office of the Company or at such other location as shall be specified in the notice.

Section 4.4 Consent

     Any action required or permitted to be taken at an annual or special meeting of the Members may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken are signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on the action were present and voted. Every written consent shall bear the date and signature of each Member who signs the consent. Prompt notice of the taking of action without a meeting by less than unanimous written consent shall be given to all Members who have not consented in writing to such action.

                                   ARTICLE V

                                    CAPITAL

Section 5.1 Capital Contributions

     (a)The Members shall make an initial capital contribution in cash in the amount set forth opposite their names on Schedule A.

Section 5.2 No Additional Capital Contributions

     No Member shall be obligated to make any Capital Contributions to the Company, other than the amounts set forth in Section 5.1.

Section 5.3 Failure to Contribute

     If any Member fails to contribute to the Company any required Capital Contribution within the time required, then, in addition to any and all other rights and remedies any Member or the Company may have against or with respect to such defaulting Member, the remaining Members may, but need not, permit the addition of new Members. Such new Members forthwith shall pay into the Company the amount then required to be contributed to the Company by the defaulting Member to the extent not contributed by the defaulting Member ("Default Amount"). If required by the Members who are not defaulting Members, such new Member shall assume the obligation, if any, remaining of the defaulting Member to contribute cash to the capital of the Company. Such new Members shall thereupon, and upon execution of all documents as may be required of them by the Members, become Members. In such event, the defaulting Member's Distributive Share shall be reduced such that after such reduction, the defaulting Member's Dist ributive Share shall equal the product of (a) the defaulting Member's Distributive Share prior to failing to pay the Default Amount, and (b) a fraction, (i) the numerator of which is the amount of Capital Contributions actually made by the defaulting Member, and (ii) the denominator of which is the sum of the numerator and the Default Amount.

Section 5.4 Withdrawals of Capital and Interest

     No Member may withdraw or make a demand for withdrawal of his Capital Contributions or the interest reflected in the Member's Capital Account, except as otherwise provided in this Agreement. No interest shall accrue or be paid by the Company on any Capital Contributions or the Capital Account of any Member, except as otherwise provided in this Agreement.

Section 5.5 Capital Accounts

     (a) The Company shall establish and maintain a separate Capital Account for each Member.

     (b) Each   Member's   Capital   Account  shall  be  such  Member's  Capital
Contribution   made  pursuant  to  this  Article  and,  except  as  provided  in
Subsections (c), (d) and (e) of this Section,

          (1) Shall be increased by:

             (A)Company  income (or items thereof)  allocated to such Member pursuant to Section 6.2; and

             (B)Additional  Capital  Contributions  by such Member  (whether or not such additional Capital Contributions are required to be made by such Member); and

          (2) And decreased by:

             (A)The amount of Company  taxable loss (or item thereof)  allocated to such Member pursuant to Section 6.2; and

             (B)The  amount of Company  distributions  made to such  Member pursuant to Sections 6.3 and 6.5.

     (c)If property (other than cash) is contributed (or deemed contributed pursuant to the provisions of Section 708 of the Code) by a Member to the Company, the computation of Capital Accounts, as set forth in Subsection (b) of this Section, shall be adjusted as follows:

     (1) The contributing Member's Capital Account shall be increased by the fair market value of the property contributed to the Company by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or to which the property is taken subject under Code
Section 752); and

          (2) The adjustments  required by Section  1.704-1(b)(2)(iv)(g)  and
Section 1.704-1(b)(4)(i) of the Regulations (relating to certain adjustments to reflect book value) shall be made to such Member's Capital Account.

     (d)If property is distributed (or deemed distributed pursuant to the provisions of Code Section 708) by the Company to a Member, the following special rules shall apply:

          (1) The Capital Accounts of the Members shall be adjusted as provided in Section 1.704-1(b)(2)(iv)(e) of the Regulations to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not already been reflected in the Members' Capital Accounts) would be allocated to such Member if there were a taxable disposition of such property for its fair market value on the date of distribution; and

          (2) The Capital Account of the Member who is receiving the distribution of property from the Company shall be charged with the fair market value of the property at the time of distribution (net of liabilities secured by such distributed property that such Member is considered to assume, or to which the property is taken subject, under Code Section 752).

     (e) The provisions of this Section are intended to satisfy the capital account maintenance requirements of Section 1.704-1(b)(2)(iv) of the Regulations and such provisions shall be modified to the extent required by such Section or any successor provision thereto.

     (f) Any Member, including any additional or Substitute Member, who shall receive an interest in the Company or whose interest in the Company shall be increased by means of a transfer to it of all or part of the interest of another Member, shall have a Capital Account with respect to such interest initially equal to the Capital Account with respect to such interest of the Company from whom such interest is acquired, except as otherwise required to account for any step up in basis resulting from a termination of the Company under Section 708 of the Code by reason of such interest transfer.

                                   ARTICLE VI

                   ALLOCATIONS, DISTRIBUTIONS AND ACCOUNTING

Section 6.1 Distributive Shares

     The Distributive Shares of the Members shall be as set forth in Schedule A, as amended from time to time.

Section 6.2 Allocation of Taxable Income or Loss

     (a) Income and Loss from Operations. Except as otherwise provided in this Section, each item of taxable income, gain, loss, deduction or credit of the Company shall be allocated among the Members pro rata in proportion to their respective Distributive Shares.

     (b) Allocation   Priority.  For purposes  of  determining  Capital  Account balances, income shall be allocated prior to reducing Capital Accounts by the distributions of proceeds.

     (c)Minimum Gain Chargeback and Qualified Income Offset.

          (1)Notwithstanding anything to the contrary set forth in this Section (other than in paragraph (3) of this subsection) the allocation rules set forth in paragraph (2) shall apply if, at the close of any taxable year:

                (A) The allocation provisions of this Section and the distribution provisions of this Agreement (but for this subsection) would cause the negative Capital Account balance of any Member to exceed such Member's Share of Company Minimum Gain (taking into account Sections 1.704-1(b)(2)(ii)(d)(4),
(5) or (6) of the Regulations) plus amounts that the Member is required to restore to the Company upon liquidation under this Agreement or under the Regulations; or

                (B)The allocation of further taxable loss or deductions of the Company pursuant to the provisions of this Section (other than this subsection) would result in any such excess.

          (2)To the extent (but only to the extent) required to eliminate as quickly as possible or prevent the excess described in paragraph (1):

                (A) All items of taxable loss and deduction of the Company for such year and subsequent years shall be allocated to Members having positive Capital Account balances in proportion to such balances until such balances are reduced to zero; and

                (B) All gross income of the Company for such year and subsequent years shall be allocated to those Members having excess negative Capital Account balances in proportion to such excess balances until such excess negative balances are reduced to zero.

                Thereafter, all allocations of income, taxable loss and deductions shall be made in accordance with the provisions of this Agreement (other than this subsection).

          (3) If there is a net decrease in the Company Minimum Gain for a taxable year of the Company so that an allocation of Company Minimum Gain is required pursuant to Regulations Section 1.704-2(f), then each Member must be allocated items of income or gain of the Company for such year in proportion to, and to the extent of, the portion of such Member's share of the net decrease in Company Minimum Gain.

          (4) For purposes of determining the allocations, if any,to be made under this subsection, (A) the allocations required by paragraph (3) shall be made prior to the allocations required to be made by paragraph (2); and (B) increases to a Member's Capital Account pursuant to paragraph (3) shall be taken into account as an offset to distributions of Nonrecourse Liability proceeds that are reasonably expected to be made and that are allocable to an increase in Company Minimum Gain.

          (5)This subsection is intended to comply with the provisions of the
minimum  gain   chargeback   requirements   and  the  qualified   income  offset
requirements of the Regulations.

     (d)Income Characterization. For purposes of determining the character of any taxable income of the Company allocated to the Members pursuant to this Section, such portion of the taxable income of the Company allocated pursuant to this Section which is treated as ordinary income attributable to the recapture of depreciation, to the extent possible, shall be allocated among the Members in the proportion which (1) the amount of depreciation previously allocated to each Member bears to (2) the total of such depreciation allocated to all Members. This Section shall not alter the amount of allocations among the Members but merely the character of income so allocated.

     (e)Change in Interests. If any Member's Distributive Share changes during a fiscal year for any reason, including, without limitation, the transfer of any interest in the Company, such allocations of taxable income or loss shall be adjusted as necessary to reflect the varying interests of the Members during such year.

     (f)Section 704(c) Allocation. Any item of income, gain, loss and deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company and which is required or permitted to be allocated to the Members for income tax purposes under Section 704(c) of the Code so as to take into account the variation between the tax basis of such property and its agreed upon fair market value at the item of its contribution shall be allocated to the Members solely for income tax purposes in the manner so required or permitted.

Section 6.3 Distributions

     (a)General   Rule.   Except  as  provided  in   subsections   (b)  or  (c),
distributions shall be made to the Members as the Members determine from time to time.

     (b)Distribution for Taxes. Except as limited by subsection (c), the Company shall distribute to each Member an amount equal to forty-five percent (45%) of the Company taxable income from operations (described in subsection (d)) and twenty percent (20%) of the Company taxable income derived from other sources (described in subsection (d)) allocable to each Member.

     (c)Insolvency Limitation. No distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were dissolved at the time of the distribution, to satisfy the preferential rights of other Members upon dissolution that are superior to the rights of the Members receiving the distribution.

     (d)Distributions from Operations. Distributions made from operating income of the Company, including, without limitation, profit from day-to-day operations, dividends on stock or other interests held by the Company and interest earned shall be distributed pro rata in proportion to each Member's Distributive Share and shall not be deemed a repayment of capital contributions.

     (e)Distributions from Other Sources. Distributions made from the proceeds of the sale of assets not in the ordinary course of business, liquidation of the Company, sale of stock held by the Company or similar events shall be distributed as follows: (i) first, that portion of the proceeds equal to the cost incurred by the Company to acquire the asset pro rata to each Member in proportion to each Member's unrepaid capital contribution; (ii) second, the excess over such cost or when all capital contributions have been repaid, then in proportion to each Member's remaining positive Capital Accounts; and (ii) finally, when Capital Accounts of all Members are zero, pro rata in proportion to each Member's Distributive Shares.

Section 6.4 Distributions Treated as Advances

     Distributions made to a Member with respect to any fiscal period shall be deemed to be advances on account of such Member's share of such distributions as finally determined for the fiscal year in respect of which they were made. Any distribution to any Member in respect of a fiscal year in excess of the amount to which he or she is entitled shall be repaid by such Member to the Company and distributed to the Member who has received an under-distribution promptly upon notification by the Company.

Section 6.5 Accounting, Budgets, Books and Records

     (a)The fiscal year of the Company shall end on the last day of December of each year.

     (b)The Company's books and records shall be maintained at the place approved by the Members.

     (c)The Company shall provide to the Members, within ninety (90) days after the end of each Company fiscal year, all information necessary for the preparation of the Members' federal tax returns.

     (d)Each Member or his designated representative shall have the right, at reasonable times during usual business hours, to examine and make copies or extracts from the books of account of the Company and obtain a list of the names and addresses of all Members in the Company.

Section 6.6 Tax Returns

     The Company shall prepare or cause to be prepared within seventy-five (75) days of the end of each fiscal year all tax returns and statements which must be filed on behalf of the Company with any taxing authority.

Section 6.7 Bank Accounts

     Funds of the Company shall be deposited in a Company account or accounts at University Bank. Withdrawals from bank accounts shall be made by any two (2) of the Members, so authorized by a resolution of a majority of 80% or more of the Members.


                                  ARTICLE VII

                      TRANSFER AND ASSIGNMENT OF INTERESTS

Section 7.1 General

     Every sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation or other disposition of any Distributive Shares shall be made only upon compliance with this Article. No Distributive Shares shall be disposed of if the disposition would cause a termination of the Company under the Code; without compliance with any and all state and federal securities laws and regulations; and unless the assignee of the Distributive Shares provides the Company with the information and agreements that the Members may require in connection with such disposition. Any attempted disposition of a Distributive Shares in violation of this Article is null and void ab initio.

Section 7.2 Permitted Assignments

     Subject to the provisions of this Article, a Member may assign such Member's Distributive Shares in the Company in whole or in part. The assignment of Distributive Shares does not itself entitle the assignee to participate in the management and affairs of the Company or to become a Member. Such assignee is only entitled to receive, to the extent assigned, the distribution the assigning Member would otherwise be entitled to.

Section 7.3 Admission of Substitute Members

     An  assignee of a  Distributive  Shares  shall be admitted as a  Substitute

Member and shall be entitled to all the rights and powers of the assignor only if the other Members unanimously consent. If admitted, the Substitute Member, to the extent assigned, has all of the rights and powers, and is subject to all of the restrictions and liabilities of a Member.

Section 7.4 Right of First Refusal

     (a)Notwithstanding anything in this Article to the contrary, no Member may assign or otherwise transfer (other than an assignment to a spouse, child, grandchild, parent or trust, for the benefit of such spouse, child, grandchild or parent) any of his or her Distributive Shares without first offering the other Members an opportunity to acquire such Distributive Shares, pro rata in proportion to the Distributive Shares of the Members acquiring the Distributive Shares of the assignor Member.

     (b)A Member who proposes to assign Distributive Shares (other than an assignment to a spouse, child, grandchild, or parent, or a trust for the benefit of such spouse, child, grandchild or parent) shall give written notice to the Members stating the name of the proposed purchaser, the portion of the Distributive Share to be assigned, the price offered and all other terms of the offer.

     (c)Within thirty days after the receipt of the notice described in subsection (b), the other Members, may elect to acquire such Distributive Shares to be assigned on the same terms and conditions or substantially equivalent fair value as set forth in the notice described in subsection (b).

     (d)If the other Members do not elect to purchase all of the Distributive Shares which the Member proposes to assign within the period provided in subsection (c), the Company shall have thirty (30) days after the end of such period to elect to redeem and liquidate all of the remaining Distributive Shares which the Member proposes to assign under the same terms as contained in the offer.

     (e)The assignment or redemption and liquidation shall be effective as of, and payments for the assignment or redemption and liquidation made by, the later of thirty (30) days after the period described in subsections (c) or (d) or the date on which the assignment was to occur and payment made as contained in the notice described in subsection (b).

     (f)All assignments or transfers of Distributive Shares described in this Section shall nonetheless be subject to and must satisfy all other provisions of this Article.

     (g)The closing of a purchase and sale or redemption and liquidation under this Section shall occur on the later of the date for closing provided in the offer to acquire an assignment from the Member or 60 days after notice is given pursuant to paragraph (c) above.

     (h)If the Members and the Company in the aggregate do not agree to acquire all the Distributive Shares the Member is seeking to assign such Member shall not be required to assign such portion of the Distributive Shares to the other Members or have the portion of the Distributive Shares redeemed by the Company, but may assign all Distributive Shares which the Member desires to assign to the proposed assignee. Any assignment nonetheless shall be subject to this Article 7, including, without limitation, Sections 7.2 and 7.3. However, if the assignment does not occur within 30 days after expiration of the period provided for in subsection (d), no assignment may occur without again complying with the provisions in this Agreement.


                                  ARTICLE VIII

                           DISSOLUTION AND WINDING UP

Section 8.1 Dissolution

     The Company shall dissolve and its affairs shall be wound up on the first to occur of the following events: (a) at any time specified in the Articles or this Agreement; (b) upon the happening of any event specified in the Articles or this Agreement; (c) by the written consent of Members owning 80% or more of the Distributive Shares; (d) upon the death, withdrawal, expulsion, bankruptcy, or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company, unless within ninety (90) days after the disassociation of membership as so provided in subparagraph (d), all of the remaining Members consent to continue the business of the Company and to the admission of one or more Members as necessary.

Section 8.2 Winding Up

     (a)Upon dissolution, the Company shall cease carrying on its business and affairs and shall commence the winding up of the Company's business and affairs and complete the winding up as soon as practicable. Upon the winding up of the Company, the assets of the Company shall be distributed first to creditors to the extent permitted by law, in satisfaction of Company debts, liabilities and obligations and then to Members in accordance with Section 7.3(e).

     (b)The Members shall use reasonable efforts to distribute the proceeds from a liquidation in the same calendar year in which the sale of Company assets occurs.

                                   ARTICLE IX

                   EXCULPATION OF LIABILITY; INDEMNIFICATION

Section 9.1 Exculpation of Liability

     Unless otherwise provided by law or expressly assumed, a person who is a Member shall not be liable for the acts, debts or liabilities of the Company.

Section 9.2 Indemnification

     Except as otherwise provided in this Article, the Company shall indemnify any Member and may indemnify any employee or agent of the Company who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative, or investigative, and whether formal or informal, other than an action by or in the right of the Company, by reason of the fact that such person is or was a Member, employee or agent of the Company against expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, if the person acted in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner that such person reasonably believed to be in the best interests of the Company and with respect to a criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful. To the extent that a Member, employee or agent of the Company has been successful on the merits or otherwise in defense of an action, suit or proceeding or in defense of any claim, issue or other matter in the action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including attorney fees, incurred by such person in connection with the action, suit or proceeding and any action, suit or proceeding brought to enforce the mandatory indemnification provided herein. Any indemnification permitted under this Article, unless ordered by a Court, shall be made by the Company only as authorized in the specific case upon a determination that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the Members who are not parties or threatened to be made parties to the action, suit or proceeding. Notwithstanding the foregoing to the contrary, no indemnification shall be provided to any Member, employee or agent of the Company for or in connection with the receipt of a financial benefit to which such person is not entitled, voting for or assenting to a distribution to Members in violation of this Agreement or the Act, or a knowing violation of law.

                                   ARTICLE X

                            MISCELLANEOUS PROVISIONS

Section 10.1  Addresses and Notices

     The address of the Company shall be its principal office. Any notice, demand or request, required or permitted to be given to or made hereunder shall be deemed given or made when sent by certified mail or registered mail to the Company and all Members at their addresses as set forth in Exhibit "A".

Section 10.2  Agreement Binding

     This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties to this Agreement.

Section 10.3  Applicable Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan.

Section 10.4  Entire Agreement

     This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements between and among them respecting the subject matter of this Agreement.

Section 10.5  Construction

     No provision of this Agreement shall be for the benefit of or be enforceable by any creditors of the Company.

Section 10.6  Counterparts

     This Agreement may be executed in several counterparts. All executed counterparts shall constitute but one Agreement, binding on all parties to this Agreement, even though all the parties are not signatory to the original or the same counterpart.

Section 10.7  Savings Clause

     If a court of competent jurisdiction rules that any provision of this Agreement is invalid, the remaining provisions shall be enforced as if the invalid provision were deleted.

Section 10.8  Waiver

     No consent or waiver, express or implied, by any Member to another or of any breach or default by a Member in the performance by another Member of its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligations of such Member. A Member's failure to complain of any act or omission of any of the other Members, or to declare any other Members in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member of its rights under this Agreement.

     WHEREFORE, the parties have caused this Agreement to be executed as of the Effective Date.

CCG PARTNERS, LLC, a                    Stephen Lange Ranzini,
Michigan limited liability company      Individual Retirement Account

By: ______________________              By: _____________________

        Its______________________               Its___________________

                                        Doctors Caulkins, McKibbin & Ranzini,
                                        Inc. Profit Sharing Plan for benefit of
                                        Joseph L. Ranzini

                                        By: _____________________

                                                Its___________________

                                        ________________________
                                        Stephen Lange Ranzini

                                        ________________________
                                        Mildred Lange Ranzini
LYRE, LLC                               ________________________
By:CCG Partners, LLC                    Angela Ranzini
a Member
                                        CLARE CHILDREN'S TRUST
By: _____________________
        , a Member                      By: _____________________
                                            Catherine Ranzini Clare
                                        Its:  Trustee

                                        NEWCO BANCORP, INC.

                                        By: _____________________

                                        Its:  President

                     SCHEDULE "A" (Initial Capitalization)



                       Initial Capital Contribution       Distributive Shares

CCG Partners, LLC               $0.00                        50.00%

Stephen Lange Ranzini,
IRA                      218,300 Shares of U.S.
                        Mutual Stock with a value of
                            $72,842.34                       13.61%

Stephen Lange Ranzini       $1,434.82                         0.27%

Newco Bancorp, Inc.         $99,999.89                       18.69%

Mildred Lange Ranzini       $42,094.41                        7.87%

Angela Ranzini              $47,883.08                        8.95%

Doctors Caulkins, McKibbin
& Ranzini, Inc. Profit
Sharing Plan for benefit
of Joseph L. Ranzini     2,400 Shares of U.S.
                         Mutual Stock with a value
                             of $800.83                       0.15%
Clare Children's Trust      $2,502.60                         0.47%

                                   EXHIBIT C



                        FORM OF STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT ("Agreement") is made and entered into this 14TH day of November, 2003, by and between _________________, whose address is ___ _______________________________________________ ("Seller"), and LYRE, LLC, a
Michigan limited liability company ("Buyer") with principal offices at 3220 Coolidge Highway, Berkley, Michigan 48072.

     This Agreement is made under the following circumstances:

     A. Seller owns and holds _______ shares ("Shares") of the outstanding voting common stock of U.S. Mutual Financial Corp., a Michigan corporation ("Corporation").

     B.Buyer desires to purchase from Seller and Seller desires to sell to Buyer all of the issued and outstanding voting stock of the Corporation owned by Seller. whether or not described above, on the terms and subject to the conditions of this Agreement.

     NOW, THEREFORE, in consideration of the promises, covenants, and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

1.SALE OF SELLER'S SHARES

     1.1 Sale of Seller's Shares. Buyer shall purchase from Seller and Seller shall sell to Buyer all outstanding stock of the Corporation owned by Seller, directly or indirectly, of any class, preferred or common, voting or non-voting ("Seller's Shares") which is not less than the Shares upon the terms and subject to the conditions set forth in this Agreement. Seller's Shares shall be conveyed to Buyer free and clear of any and all liens, claims, charges, security interests, encumbrances, and restrictions of any kind whatsoever ("Liens").

     1.2 Purchase Price. The purchase price for Seller's Shares shall be $_________ ("Purchase Price").

2.CLOSING

     2.1 Closing Date. The closing with respect to the transactions provided for in this Agreement ("Closing") shall take place at a place and time to be agreed upon by the parties but in any event on or before the later of December 15, 2003 or five (5) business days after receipt by Seller from the Corporation's transfer agent of any replacement stock certificates for Shares owned by Seller for which Seller does not hold stock certificates when Seller signs this Agreement ("Closing Date").

     2.2 Instruments of Conveyance. At the Closing, Seller shall deliver to Buyer the following:

     a.The stock certificates for the Shares or cause her stock broker to deliver such stock certificates as directed by Buyer.

     b.Appropriate documentation reasonably satisfactory to Buyer to effectuate the transfer of Seller's Shares, including, without limitation, Assignments of Stock Separate from Certificate, in a standard format reasonably acceptable to Buyer, and a proper endorsement of the stock certificates for the Shares.

     c.A certificate executed by Seller certifying that the representations, warranties, and covenants of the Seller contained herein are true in all material respects as of the Closing, and that Seller has performed all of the agreements and covenants contained herein required to be performed prior to the Closing.

     2.3 Payment. At Closing, Buyer shall pay the Purchase Price to the Seller by certified or cashiers check or wire transfer of immediately available funds.

     2.4 Resignations. Seller, as of the Closing Date and without any further action, hereby resigns all positions held with the Corporation, including but not limited to any position as officer, director, or employee.

     2.5 Additional Closing Documents. Each party hereto shall execute and deliver such other and additional documents as may be reasonably requested by the other party hereto in order to consummate this transaction.

3.REPRESENTATIONS, WARRANTIES, AND COVENANTS OF SELLERS

     Seller makes the following representations, warranties, and covenants to Buyer as of the date hereof, and as of the Closing, with the understanding that each of the representations, warranties, and covenants are material and have been relied upon by Buyer in connection herewith:

     3.1 Authority Relative to Agreement. This Agreement and any other agreements contemplated hereby to which the Seller is a party have been duly authorized and executed by the Seller and are valid, legally binding and enforceable obligations of the Seller.

     3.2 Ownership of Seller's Shares; Authority to Enter Into Agreement.

     a. The Seller's Shares when transferred pursuant to this Agreement, will be entirely free and clear of any and all Liens. The Shares have been validly issued, are fully paid and non-assessable, and the Seller has full title to and the right to sell and transfer them. The Seller is under no restriction by contract, legal proceeding, or otherwise, which would impair Seller's authority to enter into this Agreement, and the consummation of the sale of Seller's Shares hereunder will not violate any contract, agreement, or restriction to which the Seller is a party. Anything herein to the contrary notwithstanding, Seller makes no representations as to the effect of either (1) compliance or non-compliance with any requirement which may be contained in the Corporation's Articles of Incorporation or By Laws for action by shareholders, directors or officers of the Corporation approving sale of the Shares, or (2) federal or state securities laws, upon Seller's ability to enter into and consummate this Agreement.

     b. The Shares set forth in paragraph A accurately states the sum total of all shares of stock and debt of all classes, common and preferred, voting and non-voting of the Corporation owned, directly or indirectly, by the Seller, and to the best of Seller's knowledge, Seller's spouse, any trust created by Seller or for which Seller is a trustee and any entity wholly owned or controlled by Seller for which Seller has documents evidencing such ownership, including, without limitation, stock certificates.

     3.3 Future Assurances.

     a. Seller will not acquire, directly or indirectly, or through any agent, spouse, descendant, entity, trust, or similar vehicle, any shares of stock of any kind in the Corporation, or its successors or assigns, for a period of five
(5) years commencing with the Closing Date.

     b. Seller releases the Corporation and Buyer from any and all claims, suits, obligations, judgments, damages, losses, costs, and expenses, whether asserted or unasserted and regardless of the outcome of any proceeding or whether the Corporation or Buyer were negligent, that have arisen or may arise in the future with respect to the Corporation, its operations, this Agreement, the transactions contemplated herein or the Seller's Shares.

     c. Seller shall not, directly or indirectly, interfere with, associate with, perform any activity, action, or transaction of any kind whatsoever with respect to the Corporation, its business assets or liabilities without the prior written approval of Buyer.

4.REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer makes the following representations and warranties to Seller as of the date hereof and as of the Closing, with the understanding that the representations and warranties are material and have been relied on by Seller in connection herewith:

     4.1 Representation and Warranties of Buyer. Buyer is acquiring Seller's Shares for its own account and not as a nominee, agent, or trustee for any other person or entity, for purposes of investment only and not for any purpose of resale or distribution in whole or in part, and there is no contract, undertaking, agreement, arrangement, plan or intention to sell, assign, transfer, or otherwise dispose of all or any of Seller's Shares. Buyer has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated herein.

     4.2 Tax and Securities. Buyer has performed adequate due diligence and is fully aware of the noncompliance issues associated with the Corporation's failure to file federal income tax returns with the Internal Revenue Service, specifically pertaining to the calendar years 1989 to 2002, the Corporation's failure to file certain Single Business Tax returns with the Michigan Department of Treasury, specifically pertaining to the calendar years 1989 to 2002, and the Corporation's failure to file all reports required by the Securities Act of 1933 and the Securities and Exchange Act of 1934 and related documentation with the Securities and Exchange Commission, specifically pertaining to the calendar years 1989 to 2002.

     4.3 Financial Wherewithal. Buyer and Buyer's members have sufficient income and/or net worth to bear the loss of the entire investment represented by the acquisition of Seller's

Shares and all other shares of the Corporation being acquired by Buyer from others.

     4.4 Documentation. All documentation provided by Buyer to Seller is complete and true in all material respects.

5.TRANSACTIONS PRIOR TO THE CLOSING

     5.1 Access to Information. Buyer's obligations hereunder shall be contingent upon the Corporation giving to Buyer, its counsel, accountants, and other consultants and representatives, full access during normal business hours throughout the period prior to the Closing or the termination of this Agreement, whichever occurs first, to the assets, books, contracts, commitments, and records of the Corporation for such purposes as Buyer deems appropriate and furnishing to Buyer during such period all such information concerning the affairs of the Corporation as Buyer or its representatives may reasonably request.

     5.2 Conduct of Business Pending the Closing. Prior to the Closing, Seller shall not authorize or consent to:

     a.The business of the Corporation being operated in other than the usual, regular, and ordinary manner.

     b. Any amendment to be made to the Articles of Incorporation of the Corporation or its Bylaws without prior written consent of Buyer.

     c. Any dividend or distribution with respect to the stock of the Corporation, any merger or consolidation, sale of a significant amount of its assets, any change to the character of the Corporation's business in any manner, any change to the number of shares of capital stock issued and outstanding, any options to be granted, any other change in the capital structure of the Corporation, granting any Liens with respect to any property of the Corporation, any contracts to be effectuated, or any change in the Corporation's balance sheet without prior written consent of Buyer.

6.INDEMNIFICATION BY SELLERS

     6.1 General Indemnification. After the Closing Date, Seller will indemnify and hold harmless Buyer and its successors and assigns, from, against, and in respect of:

     a. All damages and deficiencies resulting from any misrepresentation, breach of warranty or nonfulfillment of any representation, warranty, covenant, or agreement on the part of the Seller under this Agreement.

     b. Any action or inaction of the Seller that is prohibited from occurring after the Closing Date under this Agreement.

     c.All actions, suits, proceedings, assessments, judgments, costs, and expenses incident to any of the foregoing.

     6.2 Certain Tax and Securities Indemnification.

     Seller shall not be required to indemnify or hold harmless Buyer or its successors and assigns, from, against, or with respect to any liability of the Corporation, including but not limited to income taxes, interest, or penalties resulting from the Corporation's failure to file income tax returns with the Internal Revenue Service, with respect to any Single Business Tax, interest, or penalties resulting from the Corporation's failure to file Single Business Tax returns with the Michigan Department of Treasury, or resulting from the Corporation's failure to file the reports with the Securities and Exchange Commission, all as provided for in Section 4.3 herein or resulting from non-compliance with any requirement which may be contained in the Corporation's Articles of Incorporation or By Laws for action by shareholders, directors or officers of the Corporation approving sale of the Shares.

7.RELEASE BY BUYER

     Buyer releases and forever discharges Seller of and from all claims, causes of action, liabilities, contracts, debts and damages arising out of, or related to, the purchase of Seller's Shares, including, without limitation, claims under the federal or state securities laws or from claims arising from non-compliance with any requirement which may be contained in the Corporation's Articles of Incorporation or By Laws for action by shareholders, directors or officers of the Corporation approving sale of the Shares. Buyer acknowledges that the purchase of Seller's Shares is a high risk investment and Seller has made no representations or warranties as to the viability of, or return on, Seller's Shares. Buyer further acknowledges that Seller has not provided any information, financial statements, projections or other documents in connection with the purchase of Seller's Shares or any due diligence performed by Buyer and Buyer is not relying on any information furnished by Seller. Buyer further acknowledges t hat it has been provided complete and unfettered access to all books and records of the Corporation and Buyer has had a full opportunity to question all employees and directors of the Corporation. Buyer further acknowledges that its due diligence and investigation of the purchase of Seller's Shares was not restricted, limited, abbreviated or otherwise impaired in any way. Excluded from the foregoing release is any claim or cause of action against Seller for a misrepresentation contained in this Agreement, breach of any warranty contained in this Agreement or the breach of any of Seller's obligations contained in this Agreement.

8.CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS

     The obligations of Seller under this Agreement are subject to the satisfaction at, or prior to, the Closing of each of the following conditions:

     8.1 Accuracy of Representations and Warranties. The representations and warranties of Buyer herein contained shall be true and correct on and as of the Closing, with the same force and effect as though made on and as of such date, except as effected by the transactions contemplated hereby.

     8.2 Performance of Agreements. Buyer shall have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by Buyer at, or prior to, the Closing.

9.CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

     The   obligations  of  Buyer  under  this  Agreement  are  subject  to  the satisfaction at, or prior to, the Closing of each of the following conditions:

     9.1 Accuracy of Representations and Warranties. The representations, warranties, and covenants of the Seller herein contained shall be true and correct on and as of the Closing with the same force and effect as though made on and as of such date, except as affected by transactions contemplated hereby.

     9.2 Performance of Agreements. The Seller shall have performed all obligations and agreements and complied with all representations, warranties, and covenants and conditions contained in this Agreement to be performed or complied with by Seller at, or prior to, the Closing.

     9.3 Binding Obligation. This Agreement and the other documents that the Seller executes hereunder have been duly executed by the Seller, as applicable, and are the valid, legally binding and enforceable obligations of the Seller, as applicable.

     9.4 Title. Upon delivery of the Shares as provided in this Agreement, Buyer will acquire good title thereto, free and clear of Liens.

     9.5 Actions. There shall not be any actual or, in the reasonable opinion of Buyer, threatened action or proceeding by or before any court or other governmental body or agency which shall seek to restrain, prohibit, or invalidate the transactions contemplated by this Agreement or which might affect the right of Buyer to own the Seller's Shares after the Closing Date.

10.AMENDMENT AND TERMINATION

     10.1 Amendment. This Agreement may be amended only by an instrument in writing signed by Buyer and Seller.

     10.2 Termination by Buyer. Buyer may terminate this Agreement by written notice to Seller at any time prior to the Closing Date.

     10.3 Termination by Seller. Seller may terminate this Agreement at any time prior to Closing if:

     a.There exists any condition precedent to Seller's obligation hereunder which has not been and cannot be fulfilled by Buyer;

     b.A material breach of this Agreement by Buyer shall have occurred or if Seller shall have learned of any material misrepresentation set forth in this Agreement or any document delivered by Buyer pursuant hereto, provided that this Agreement may not be so terminated if any such breach or misrepresentation shall be cured prior to the Closing Date; or

     c. Any suit, action or other proceeding, including without limitation, any bankruptcy or similar proceeding, shall be pending before any court or other governmental body or public authority which, in the opinion of counsel for Seller, materially and adversely effects the purchase of the Seller's Shares as contemplated by this Agreement.

11.MISCELLANEOUS

     11.1 Fees. Seller and Buyer represents and warrants that they have not caused any obligations or liabilities, contingent or otherwise, for legal, brokerage or finders' fees or agents' commissions or other like payments in connection with this Agreement or the transactions contemplated hereby to be imposed upon another party without the other party's prior written consent. Seller and Buyer shall be responsible for their own fees, professional or otherwise, incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated herein.

     11.2 Occurrence of Conditions Precedent. Each party hereto agrees to use the party's best efforts to cause all conditions precedent to the party's obligations under this Agreement to be satisfied.

     11.3 Notices. Any notices or other communications required or permitted under this Agreement shall be sufficiently given if in writing and hand-delivered, including delivery by courier service or sent by certified mail, return receipt requested, postage prepaid, which notice shall be delivered or sent to the recipient at the address stated in the first paragraph of this Agreement. All notices hand-delivered shall be deemed received on the day of delivery. All notices forwarded by mail shall be deemed received on the date two
(2) days (excluding Sundays and legal holidays when the U.S. mail is not delivered) immediately following date of deposit in the U.S. mail; provided, however, the return receipt indicating the date upon which the notice is received shall be prima facie evidence that such notice was received on the date of the return receipt. Addresses may be changed by giving notice of such change in the manner provided herein. Unless and until such written notice is received, the last address given shall be deemed to continue in effect for all purposes.

     11.4 Integration Clause. This Agreement constitutes the entire agreement between Buyer and Seller with respect to the subject matter hereof.

     11.5  Survival;  Binding  Effect.  All  representations,   warranties,  and
covenants made by Seller or Buyer in this Agreement shall survive the consummation of the sale and purchase of Seller's Shares. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their heirs, personal representatives, successors, and assigns; nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their heirs, personal representatives, successors, and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     11.6 Applicable Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Michigan.

     11.7 Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     11.8 Construction. Words used in this Agreement in the singular, neuter, or masculine are to be construed in the plural, masculine, or feminine where applicable.

     11.9 Waiver. No waiver of any provision of this Agreement shall be deemed to or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Any failure on the part of one or more parties to comply with the conditions, obligations, and agreements hereunder may be waived by the other party or parties to whom such compliance is owed.

     11.10 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part hereof and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom.

     11.11 Counterparts. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     11.12 Injunctive Relief and Jurisdiction. Since damages cannot be determined as a result of a breach by Seller of Seller's obligations under
Section 3.3 a. or 3.3 c. hereof, if Seller breaches  Seller's  obligations under
Section 3.3a. or 3.3c. of this Agreement, Buyer shall be entitled to obtain a permanent injunction prohibiting Seller's breach of Section 3.3a. and 3.3c. hereof issued by a court of competent jurisdiction. Seller and Buyer consent to jurisdiction for any action brought under this Agreement in the Circuit Court for the County of Oakland or the United States District Court for the Eastern District of Michigan, Southern Division.

     The undersigned, intending to be legally bound hereby, have duly executed and delivered this Agreement as of the date first above written.


SELLER:                                    BUYER:
                                           LYRE, LLC
                                           By:CCG Partners, LLC, a Michigan
                                           limited liability company
                                           ItsSole Member

_____________________                      By: _____________________
Name of Seller                             Clifton S. Crockatt, a Member